As filed with the Securities and Exchange Commission on May 28, 2010

Registration No. 333- [ • ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Farmers National Banc Corp.
(Exact name of registrant as specified in its charter)

Ohio	6022	34-1371693
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 South Broad Street
Canfield, Ohio 44406
(330) 533-3341

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank L. Paden
President and Secretary
Farmers National Banc Corp.
20 South Broad Street
Canfield, Ohio 44406
(330) 533-3341

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

J. Bret Treier, Esq.	John J. Jenkins, Esq.
John M. Saganich, Esq.	Calfee, Halter & Griswold LLP
Vorys, Sater, Seymour and Pease LLP	1400 KeyBank Center
106 South Main Street, Suite 1100	800 Superior Avenue
Akron, Ohio 44308	Cleveland, Ohio 44144
(330) 208-1015	(216) 622-8507

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)	Fee(2)
Common Shares, no par value	$15,000,000	$1,069.50

(1)	Includes common shares that may be purchased by the underwriters pursuant to their option to purchase additional common shares to cover over-allotments.

(2)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended, based on the maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 28, 2010

PRELIMINARY PROSPECTUS

Common Shares

We are offering      of our common shares, no par value. Our common shares are quoted on the Over-The-Counter Bulletin Board (the “OTCBB”) under the symbol “FMNB.OB.” On [ • ], 2010, the last reported sale price of our common shares was $[ • ] per share. On [ • ], 2010, we applied to list our shares on the NASDAQ Capital Market (the “Nasdaq”) under the symbol ‘‘[ • ].”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before you make your investment decision.

	Per Share	Total

Price to public	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to Farmers National Banc Corp.	$	$

We have granted the underwriter a 30-day option to purchase up to      additional common shares at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These common shares are not savings accounts, deposits or obligations of any bank and are not insured by any insurance fund of the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver common shares to purchasers against payment in New York, New York on or about     , 2010, subject to customary closing conditions.

The date of this prospectus is     , 2010

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in the documents incorporated by reference herein. We have not, and the underwriter has not, authorized any other person to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the banking market in Ohio. We obtained this market data from independent publications or other publicly available information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context of this prospectus indicates otherwise, the terms “Farmers,” the “Company,” “we,” “us” or “our” refer to Farmers National Banc Corp. and our consolidated subsidiaries.

PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information you should consider before investing in the common shares offered by this prospectus. You should read this summary together with the entire prospectus, including our financial statements, the notes to those financial statements, and the other documents that are incorporated by reference in this prospectus, before making an investment decision. See the “Risk Factors” section of this prospectus beginning on page [ • ] for a discussion of the risks involved in investing in our common shares.

Overview

We are an Ohio corporation organized in 1982 to serve as the holding company for Farmers National Bank of Canfield (“Farmers Bank”). We are registered as a multi-bank holding company under the Bank Holding Company Act of 1956, as amended. At March 31, 2010, we had total assets of approximately $1.04 billion, deposits of approximately $776.8 million and total stockholders’ equity of approximately $82.3 million. Our common shares are quoted on the OTCBB under the symbol “FMNB.OB.” On [ • ], 2010, we applied to list our common shares on the Nasdaq under the symbol “[ • ].”

Farmers Bank is a community based national bank chartered in 1887 and headquartered in Canfield, Ohio. Farmers Bank is a full-service financial services company engaged in commercial and retail banking through 16 retail offices and 15 ATMs located in Mahoning, Trumbull and Columbiana counties in the State of Ohio. In addition, on March 31, 2009 we acquired Farmers Trust Company (“Farmers Trust”). With approximately $844 million in assets under management as of March 31, 2010, Farmers Trust is the only locally owned trust company in the Mahoning Valley, and offers individual and corporate trust services through two offices located in Mahoning and Trumbull counties. In 2009, we formed Farmers National Insurance, LLC to further expand our operations to include a fully-licensed insurance agency offering life, health and property casualty insurance products.

Our record of financial stability, our conservative operating policies and our board and management team’s stability and experience have enabled us to profitably grow our asset and deposit base despite challenging economic conditions. We achieved an approximately 10% increase in our loan portfolio and an approximately 20% increase in deposits during 2009, while closely managing asset and deposit quality. We exceeded the $1 billion mark in total assets for the first time in our history at December 31, 2009. Also, the addition of Farmers Trust has allowed us to significantly expand our financial services offering and diversify our revenue stream.

Our executive offices are located at 20 South Broad Street, Canfield, Ohio 44406 and our telephone number is (330) 533-3341. Our internet address is www.farmersbankgroup.com. The information contained on our website should not be considered part of this prospectus, and the reference to our website does not constitute incorporation by reference of the information contained on the website.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information” beginning on page [ • ] of this prospectus.

Our Strategy and Highlights

Our strategy focuses on capitalizing on our financial stability and our community orientation to continue to profitably grow our business while maintaining sound operations and risk management. We seek to increase our market share by expanding our operations through internal growth and selective acquisitions, and by building on our existing customer relationships. We intend to continue to diversify our sources of revenue and expand non-interest income through trust services, insurance and other financial services and products. Highlights of our strategy include the following:

•	Risk Management and Asset Quality — We closely monitor and manage the risk of our operations, including the performance of our investment and loan portfolio, loan growth and core deposit growth. We have a short-term, high quality investment portfolio with an average life of 5.4 years. We continue to emphasize making loans to creditworthy borrowers, conducting sound analysis of financial and collateral information, working constructively with borrowers experiencing difficulties and confronting credit problems in a forthright and timely manner. During the later part of 2008 and 2009, we moved aggressively to contend with asset quality deterioration, most notably in the commercial real estate portfolio. As a result of these changes, we increased the allowance for loan losses in 2009. During 2009, we provided approximately $6.05 million to the allowance for loan losses. Our allowance for loan losses/total loans and our allowance for loan losses/non-performing loans at year-end 2009 were approximately 1.21% and 73%, respectively, compared to approximately 1.01% and 104% at the end of 2008. Management remains diligent in monitoring local economic conditions and the impact that it may have on our loan portfolio. For the three months ended March 31, 2010, management provided approximately an additional $2.78 million to the allowance for loan losses, which brought our allowance for loan losses/total loans to approximately 1.35% and our allowance for loan losses/non-performing loans to approximately 76%. Our non-performing loans to total loans and non-performing assets to total assets were approximately 1.76% and 1.04%, respectively, at March 31, 2010.

•	Brand Development — During the last 24 months, we have undertaken a campaign to build our brand awareness as “Rock Solid,” a “Safe Harbor” and a “Stand Strong” organization. We are actively involved in marketing initiatives aimed at increasing brand awareness. We believe that our focus on customer service and developing and maintaining customer relationships better position us to attract loan, deposit, insurance and financial services customers in our primary service area from larger national and regional financial institutions.

•	Attracting, Developing and Retaining Quality People — During 2009, we set forth to leverage our positive workplace environment as a way to retain and attract new talent. We also enhanced our training programs and our reward and recognition programs to develop and retain our existing associate base. Without motivated, dedicated and responsible associates, we believe that it would be impossible to deliver the quality of service we envision for our customers. By treating employees fairly, and with dignity and respect, we believe we can contribute to the well-being and personal development of our associates. We believe the success of this approach has resulted in us being seen as an “employer of choice” in the Mahoning Valley. In October 2009, we were the recipients of the Youngstown/Warren Regional Chamber Human Resource Development Award, which is awarded to a local company that offers outstanding human resource development programs.

•	Core Systems Technology Enhancements — During 2009, we invested significantly in our core systems in order to provide an infrastructure platform that can support our future growth. We fully implemented seven key system conversions that essentially re-engineered the technology and processing core of our operations. These systems included a new core banking system, various new transaction, consumer loan application, and loan documentation processing systems, a new suite of on-line banking products and a comprehensive cash management system for corporate banking customers, and enhanced telephone banking and automatic bill-paying systems.

•	Expand Asset Base Through Growth in Our Loan Portfolio — We focus on driving profitability by expanding our asset base through in-market organic loan growth. Because of our focus on customer service and local credit decisions, we believe that we are well positioned to capture credit customers from larger institutions operating in our primary service area. We believe that our financial stability also makes us well-positioned to capture credit customers from other community banks in our primary service area, many of whom have been more adversely affected by the recession than we have. During 2009, our loan portfolio increased approximately 10%, reflecting substantial development in our traditionally strong indirect automobile financing programs. Our commercial real estate loan portfolio grew approximately 11% and our commercial and industrial loan portfolio increased approximately 8%.

•	Core Funding Strategy — Strong core deposit growth is a key component of our operating strategy. During 2009, our total deposits increased by approximately 20%. We focus on high-quality, low-cost deposits to supplement our balance sheet, and on diversifying our deposit portfolio. At March 31, 2010, our core deposits — savings and money market accounts, time deposits less than $100,000, demand accounts and NOW accounts — represented approximately 83% of total deposits. Our emphasis on core deposit growth has contributed to significant improvement in our net interest margin. Net interest margin was approximately 3.88% during 2009 as compared to approximately 3.58% for 2008. Net interest margin improved to approximately 4.01% during the first quarter of 2010. In addition, we have not undertaken any of the following: (1) we did not participate in the United States Department of the Treasury’s Capital Purchase Program, which was established under Troubled Asset Relief Program as part of the Emergency Economic Stabilization Act of 2008; (2) we have not issued any unsecured senior debt guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”) under its Temporary Liquidity Guarantee Program; and (3) we have not issued any preferred or trust preferred securities.

•	Diversifying Financial Services and Expanding Non-Interest Income — We believe that increasing the variety of services that we offer will help us to further penetrate and to increase our customer base within our targeted market areas. We also believe that we will benefit from decreased costs resulting from integrated sales efforts and cross-selling capabilities, increased fee income resulting from the provision of additional services and reduced interest rate risk associated with a diverse revenue mix. Trust services, which we began to provide following our purchase of Farmers Trust on March 31, 2009, contributed approximately $3.5 million in non-interest income for 2009 and approximately $1.2 million for the first quarter of 2010. Our insurance agency also contributed approximately $80,000 in non-interest income during 2009 and approximately $62,000 during the first quarter of 2010.

Management Team

Our executive management team has 220 combined years of experience in the financial services industry, including 106 years with us. The long tenure and stability of our executive management team was augmented in 2007 with the addition of John S. Gulas as Chief Operating Officer, as well as certain additions or promotions, including:

•	Amber B. Wallace, Senior Vice President and Director of Marketing;

•	Brian E. Jackson, Vice President and Chief Information Officer;

•	Mark A. Nicastro, Vice President and Director of Human Relations;

•	Kevin J. Helmick, Senior Vice President, Retail Services; and

•	James H. Sisek and William Hanshaw, the leaders of Butler Wick’s trust business who joined us at the time of the Farmers Trust acquisition.

We have also added 17 sales and operational support employees over the last 12 months to accommodate current and anticipated growth. Our corporate culture is performance-based which rewards employees at all levels of the organization based upon our financial performance and on the attainment of personal objectives.

On May 27, 2010, our board announced that effective July 1, 2010, Mr. Gulas will succeed Frank L. Paden as President and Chief Executive Officer of each of the Company and Farmers Bank. Mr. Paden, who has served as President and Chief Executive Officer for the Company and Farmers Bank since 1996, will remain as executive chairman of the board of directors and Secretary of each of the Company and Farmers Bank. Mr. Gulas also will be appointed as an additional member of our board effective July 1, 2010.

Competition

We believe that we are well positioned to continue our profitable expansion in our market area. In the current financial and regulatory environment, many of the larger financial institutions operating in our market area have shifted their focus away from business development and have focused on internal operational, capital and regulatory issues. At the same time, many community banks operating in our primary market area have been more adversely affected by the recession than we have. We believe that our performance based culture developed by our management team, our focus on customer service and the ability to provide local credit decisions, provide us with a significant opportunity to capture customers from larger institutions. We believe that these factors, together with our financial stability, make us well-positioned to capture customers from other community banks in our primary service area.

Our Market Area

Our primary market area consists of Mahoning, Trumbull and Columbiana counties in the northeast and east-central portions of Ohio, to the east and south of the Cleveland metropolitan area. This area, which generally encompasses the Youngstown-Warren-Boardman metropolitan area, is referred to as the Mahoning Valley. At 2009, the Youngstown-Warren-Boardman metropolitan area had a population of approximately 575,000, and a median household income for 2009 of approximately $45,000. The area had an unemployment rate for March 2010 of approximately 14.0%, as compared to a statewide unemployment rate of approximately 11.5%.

The Mahoning Valley’s economy is heavily influenced by the manufacturing sector with an emphasis on steel, auto manufacturing and a variety of related and smaller industries. The area has experienced significant economic challenges over an extended period and those challenges have been heightened during the current recession. Nevertheless, the Mahoning Valley enjoys an extensive transportation infrastructure comprised mainly of railroad and trucking systems and remains an important industrial center. The Mahoning Valley has recently seen several important investments in new business, including:

•	Steelmaker V&M Star’s planned $650 million expansion, which includes a new “state-of-the-art” rolling mill in Youngstown.

•	General Motors’ decision to build the company’s next generation small car, the Chevrolet Cruze, at the company’s Lordstown, Ohio assembly plant, and to invest approximately $350 million in the Lordstown facility to support production of the Cruze.

•	The acquisition of Warren, Ohio-based WCI Steel by OAO Severstal, one of the world’s leading integrated steel and mining companies, and that firm’s anticipated investment of approximately $100 million in repairs and upgrades to WCI’s facilities over a five year period.

Although the recent economic downturn has adversely affected our financial performance, we remain focused on building long-term shareholder value. We believe that we have significant opportunities to grow our business within and adjacent to our primary market area. The Youngstown-Warren-Boardman and adjacent East Liverpool-Salem metropolitan areas combined total for FDIC-insured deposits was approximately $10.6 billion as of June 30, 2009. As of that date, Farmers Bank ranked seventh out of 18 FDIC insured institutions in deposits in the Youngstown-Warren-Boardman metropolitan area (approximately 6.4% deposit market share) and fourth out of 11 FDIC institutions in the East Liverpool-Salem metropolitan area (approximately 9.1% deposit market share).

Our Capital Requirements

Like many financial institutions across the United States, our operations have been adversely affected by the recent economic crisis. The financial crisis has highlighted the role that capital serves as a protection against loss, liquidity risk and insolvency.

Pursuant to applicable regulations, we, as well as Farmers Bank, are subject to various regulatory capital requirements administered by federal banking agencies, including the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Office of the Comptroller of the Currency (the “OCC”). Under capital adequacy guidelines and the regulatory framework, we are expected to act as a source of financial strength for our subsidiary banks, and we are subject to certain regulatory capital requirements that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items. Farmers Bank is also subject to capital adequacy guidelines and regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by federal banking regulators. See “Risk Factors” beginning on page [ • ] of this prospectus.

The capital management function is a regular process that consists of providing capital for both our current financial position and our anticipated future growth. Due to the continuing growth in Farmers Bank’s business and the increase in its allowance for loan losses associated with current economic conditions, senior management and our board determined that higher levels of capital are appropriate. The OCC concurred with our board’s view that additional capital would be beneficial in supporting Farmers Bank’s continued growth and operations. As a result, effective February 2, 2010, the OCC proposed, and our board accepted, the following individual minimum capital requirements for Farmers Bank: Tier I Capital to Adjusted Total Assets of 7.20% and Total Capital to Risk-Weighted Assets of 11.00%. At March 31, 2010, Farmers Bank’s Tier 1 Capital to Adjusted Total Assets was approximately 6.68% and Total Capital to Risk-Weighted Assets was approximately 11.50%. We anticipate using the proceeds of this offering to satisfy these individual minimum capital requirements and provide additional capital necessary to support the continued growth of our business. See “Use of Proceeds” beginning on page [ • ] of this prospectus.

THE OFFERING

Issuer	Farmers National Banc Corp.

Common shares offered by us	shares(1)

Common shares outstanding after the offering	shares(2)

Net proceeds	The net proceeds, after underwriting discounts and commissions and estimated expenses, to us from the sale of the common shares offered will be approximately $ on (or approximately $ million if the underwriter exercises its over-allotment option in full).

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including a capital contribution to Farmers Bank, which will use such amount for its general corporate purposes, including, but not limited to, improving its regulatory capital position, funding organic loan growth and pursuing long-term strategic opportunities.

Trading Market	Our common shares are quoted on the OTCBB under the symbol “FMNB.OB.” On [ • ], 2010, we applied to list our shares on the Nasdaq under the symbol “[ • ].”

Dividends	We currently pay a quarterly dividend of $0.03 per share on our common shares. The declaration and payment of future dividends on our common shares will be at the discretion of our board and our dividend payments may be changed, reduced or eliminated altogether. See “Risk Factors” on page [ • ] of this prospectus, the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference herein, and other information included or incorporated by reference in this prospectus for information regarding restrictions on our ability to pay dividends on our common shares.

(1)	The number of common shares offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional common shares.

(2)	The number of common shares outstanding after this offering includes 13,546,248 shares outstanding as of March 31, 2010, but does not include: (1) common shares issuable pursuant to the underwriter’s over-allotment option to purchase additional shares; and (2) 34,000 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price of $10.35, which have been granted and remained outstanding as of March 31, 2010.

RISK FACTORS

Investing in our common shares involves risks. See “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before you make your investment decision.

SUMMARY SELECTED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of and for years ended December 31, 2009 (which has been derived from our audited consolidated financial statements), and as of and for the three months ended March 31, 2010 and 2009 (unaudited). You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which have been filed with the Securities and Exchange Commission (the “SEC”) and are incorporated by reference in this prospectus. Information for the three month periods ended March 31, 2010 and 2009 is derived from unaudited interim consolidated financial statements and has been prepared on the same basis as our audited consolidated financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the three month period ended March 31, 2010 do not necessarily indicate the results which may be expected for any future period or for the full year.

	As of and for the
	Three Months Ended
	March 31,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)

Summary of Earnings
Total Interest Income (including fees on loans)	$12,126	$11,994	$49,775	$46,415	$45,538	$44,098	$42,481
Total Interest Expense	3,312	4,311	16,547	19,947	21,893	20,199	15,236

Net Interest Income	8,814	7,683	33,228	26,468	23,645	23,899	27,245
Provision for Loan Losses	2,778	450	6,050	1,420	570	200	649
Noninterest Income(1)	2,336	1,118	9,388	2,617	4,408	5,134	4,386
Noninterest Expense	7,532	6,256	29,655	21,013	20,382	19,619	20,212

Income Before Income Taxes	840	2,095	6,911	6,652	7,101	9,214	10,770
Income Taxes	(7)	411	1,069	987	1,176	1,999	2,710

Net Income	$847	$1,684	$5,842	$5,665	$5,925	$7,215	$8,060

Per Share Data
Basic earnings per share	$0.06	$0.13	$0.44	$0.43	$0.46	$0.55	$0.62
Diluted earnings per share	0.06	0.13	0.44	0.43	0.46	0.55	0.62
Cash Dividends Paid	0.03	0.12	0.36	0.52	0.64	0.64	0.64
Book Value	6.07	5.88	5.96	5.83	5.67	5.83	5.82
Tangible Book Value(2)	5.53	5.29	5.41	5.83	5.67	5.83	5.82
Balances at Period-End
Total Assets	$1,040,211	$939,360	$1,014,808	$880,370	$798,236	$821,584	$827,069
Allowance for Loan Losses	8,220	5,835	7,400	5,553	5,459	5,594	5,860
Net Loans	600,915	563,660	601,995	546,452	508,647	502,594	506,054
Earning Assets	976,320	879,358	948,187	829,173	745,482	778,719	776,300
Total Deposits	776,795	675,602	777,552	648,010	593,428	619,747	630,800
Short-Term Borrowings	152,205	136,058	125,912	105,435	74,174	77,792	76,963
Long-Term Borrowings	25,520	44,490	27,169	46,464	52,455	41,602	39,508
Total Stockholders’ Equity	82,257	78,457	80,628	77,102	73,920	76,223	75,864
Average Balances
Total Assets	$1,009,108	$902,663	$970,163	$841,630	$804,968	$818,549	$828,180
Total Stockholders’ Equity	82,486	77,882	79,775	73,889	74,615	75,143	77,475
Significant Ratios
Efficiency Ratio (On tax equivalent basis)	63.74	67.47	67.00	63.02	68.00	65.04	61.54
Net Interest Margin	4.01	3.90	3.88	3.58	3.33	3.29	3.67
Return on Average Assets (ROA)	0.34%	0.76%	0.60%	0.67%	0.74%	0.88%	0.97%
Return on Average Equity(ROE)	4.16	8.77	7.32	7.67	7.95	9.60	10.40

	As of and for the
	Three Months Ended
	March 31,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)

Average Earning Assets/Average Assets	92.18	93.35	92.79	93.68	94.86	94.98	94.59
Loans/Deposits	78.42	84.29	78.37	85.18	86.63	82.00	81.15
Total Capital to Risk Weighted Assets	12.15	12.24	12.03	14.01	14.95	15.84	15.75
Tier 1 Capital to Risk Weighted Assets	10.89	11.26	10.87	13.04	13.93	14.68	14.58
Tier 1 Capital to Average Assets	7.04	7.57	6.87	8.58	9.20	9.51	9.39
Tangible Common Equity Ratio(2)	7.25	7.57	7.26	8.76	9.26	9.28	9.17
Non-Performing Loans to Total Loans	1.76	1.68	1.66	0.97	0.46	0.34	0.39
Non-Performing Assets to Total Assets	1.04	1.05	1.03	0.61	0.30	0.21	0.25
Allowance for Loan Losses/Total Loans	1.35	1.02	1.21	1.01	1.06	1.10	1.14
Allowance for Loan Losses/Nonperforming Loans	76.54	60.83	73.25	104.05	231.22	324.85	290.57
Annualized Net Charge-Offs to Average Net Loans Outstanding	1.32	0.12	0.71	0.26	0.14	0.09	0.19
Dividend Payout Rate	47.82	94.30	82.18	120.07	140.24	115.14	103.08

(1)	Noninterest income includes a securities impairment charge of approximately $74,000, $2.71 million and $873,000, respectively, for the years ended December 31, 2009, 2008 and 2007.

(2)	The tangible common equity ratio is calculated by dividing total common stockholders’ equity by total assets, after reducing both amounts by intangible assets. The tangible common equity ratio is not required by generally accepted accounting principles (“GAAP”) or by applicable bank regulatory requirements, but is a metric used by management to evaluate the adequacy of our capital levels. Since there is no authoritative requirement to calculate the tangible common equity ratio, our tangible common equity ratio is not necessarily comparable to similar capital measures disclosed or used by other companies in the financial services industry. Tangible common equity and tangible assets are non-GAAP financial measures and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP. With respect to the calculation of the actual unaudited tangible common equity ratio as of March 31, 2010 and 2009, reconciliations of tangible common equity to GAAP total common stockholders’ equity and tangible assets to GAAP total assets are set forth below:

Reconciliation of Common Stockholders’ Equity to Tangible Common Stockholders’ Equity and Total Assets to Tangible Assets

	As of and for the
	Three Months Ended
	March 31,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands)

Common Stockholders’ Equity	$82,257	$78,457	$80,628	$77,102	$73,920	$76,223	$75,864
Less Goodwill and other intangibles	7,355	7,919	7,500	0	0	0	0
Tangible Common Stockholders’ Equity	$74,902	$70,538	$73,128	$77,102	$73,920	$76,223	$75,864
Reconciliation of Total Assets to Tangible Assets
Total Assets	$1,040,211	$939,360	$1,014,808	$880,370	$798,236	$821,584	$827,069
Less Goodwill and other intangibles	7,355	7,919	7,500	0	0	0	0
Tangible Assets	$1,032,856	$931,441	$1,007,308	$880,370	$798,236	$821,584	$827,069

RISK FACTORS

An investment in our common shares involves risks.  You should consider carefully the risk factors included below as well as those discussed under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, together with all of the other information included in, or incorporated by reference into this prospectus before making a decision to invest in the common shares. Some of these factors relate principally to our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business and operations. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Difficult market conditions and economic trends have adversely affected our industry and our business.

The capital markets continued to experience difficult conditions through 2009 and into 2010, producing uncertainty in the financial markets in general and a related general economic downturn. Dramatic declines in the housing market that resulted in decreasing home prices and increasing delinquencies and foreclosures negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. These general downward economic trends, the reduced availability of commercial credit and increasing unemployment have all negatively impacted the credit performance of commercial and consumer credit and resulted in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets have adversely affected our business, financial condition, results of operations and stock price and may continue to do so. Also, our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. Business activity across a wide range of industries and regions is greatly reduced and local governments and many companies are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Any worsening of current conditions or slowing of any economic recovery would have an adverse effect on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies.

Our indirect lending exposes us to increased credit risks.

A portion of our current lending involves the purchase of consumer automobile installment sales contracts from automobile dealers located in Northeastern Ohio. As of March 31, 2010, we had approximately $120.26 million of indirect loans outstanding, or approximately 19.74% of our loan portfolio. These loans are for the purchase of new or late model used cars. We serve customers over a broad range of creditworthiness and the required terms and rates are reflective of those risk profiles. While these loans have higher yields than many of our other loans, they involve significant risks in addition to normal credit risk. Potential risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through dealers, the absence of assured continued employment of the borrower, the varying general creditworthiness of the borrower, changes in the local economy and difficulty in monitoring collateral. While indirect automobile loans are secured, they are secured by depreciating assets and characterized by loan to value ratios that could result in Farmers Bank not recovering the full value of an outstanding loan upon default by the borrower. Due to the economic slowdown in our primary market area, we are currently experiencing higher delinquencies, charge-offs and repossessions of vehicles in this portfolio. If the economy continues to contract, we may continue to experience higher levels of delinquencies, repossessions and charge-offs.

We have significant exposure to risks associated with commercial and residential real estate.

A substantial portion of our loan portfolio consists of commercial and residential real estate-related loans, including real estate development, construction and residential and commercial mortgage loans. As of March 31, 2010, we had approximately $215.88 million of commercial real estate loans outstanding, which represented approximately 35.44% of our loan portfolio. As of that same date, we had approximately $180.72 million in residential real estate loans outstanding, or approximately 29.67% of our loan portfolio. Consequently, real estate-related credit risks are a significant concern for us. The adverse consequences from real estate-related credit risks tend to be cyclical and are often driven by national economic developments that are not controllable or entirely foreseeable by us or our borrowers. General difficulties in our real estate markets have recently contributed to increases in our non-performing loans, charge-offs, and decreases in our income.

Commercial and industrial loans may expose us to greater financial and credit risk than other loans.

Our commercial and industrial loan portfolio was approximately $80.34 million at March 31, 2010, comprising approximately 13.19% of our loan portfolio. Commercial and industrial loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, the we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination.

Changes in interest rates may negatively affect our earnings and the value of our assets.

Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investment securities and the amount of interest they pay on deposits and borrowings, but such changes could also affect: (1) our ability to originate loans and obtain deposits; (2) the fair value of our financial assets and liabilities, including our securities portfolio; and (3) the average duration of our interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rates indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse affect on our financial condition and results of operations.

Our allowance for loan losses may not be adequate to cover actual future losses.

We maintain an allowance for loan losses to cover probable and incurred loan losses. Every loan we make carries a certain risk of non-repayment, and we make various assumptions and judgments about the collectibility of our loan portfolio including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. Excessive loan losses and significant additions to our allowance for loan losses could have a material adverse impact on our financial condition and results of operations.

We may be required to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could materially adversely affect us.

There is no precise method of predicting loan losses. We can give no assurance that our allowance for loan losses is or will be sufficient to absorb actual loan losses. We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management’s best estimate of probable incurred losses within the existing portfolio of loans. The level of the allowance reflects management’s evaluation of, among other factors, the status of specific impaired loans, trends in historical loss experience, delinquency trends, credit concentrations and economic conditions within our market area. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require us to increase the provision for loan losses or to recognize further loan charge-offs, based on judgments that differ from those of management. If loan charge-offs in future periods exceed our allowance for loan losses, we will need to record additional provisions to increase our allowance for loan losses. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for loan losses. Generally, increases in our allowance for loan losses will result in a decrease in net income and stockholders’ equity, and may have a material adverse effect on our financial condition, results of operations and cash flows. Material additions to our allowance could also materially decrease our net income.

Changes in interest rates could adversely affect our income and financial condition.

Our income and cash flow depends to a great extent on the difference between the interest earned on loans and investment securities, and the interest paid on deposits and other borrowings. An increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest and principal of their loans, especially borrowers with loans that have adjustable rates of interest. Interest rates are beyond our control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits.

Changes in economic and political conditions could adversely affect our earnings.

Our success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. Because we have a significant amount of real estate loans, additional decreases in real estate values could adversely affect the value of property used as collateral and our ability to sell the collateral upon foreclosure. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings. If during a period of reduced real estate values we are required to liquidate the collateral securing a loan to satisfy the debt or to increase our allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition. The substantial majority of our loans are to individuals and businesses in Ohio. Consequently, further significant declines in the economy in Ohio could have a materially adverse effect on our financial condition and results of operations. It is uncertain when the negative credit trends in our market will reverse and, therefore, future earnings are susceptible to further declining credit conditions in the market in which we operate.

Additional required capital may not be available.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. In that regard, a number of financial institutions have recently raised considerable amounts of capital in response to a deterioration in their results of operations and financial condition arising from the turmoil in the mortgage loan market, deteriorating economic conditions, declines in real estate values and other factors. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside of our control, and on our financial performance. Accordingly, there can be no assurance that we can raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

Failure to satisfy our individual minimum capital requirements could result in enforcement action against us, which could negatively affect our results of operations and financial condition.

The OCC has imposed individual minimum capital requirements that require Farmers Bank to maintain capital levels in excess of what would otherwise be required under applicable law. The OCC has targeted Farmers Bank to meet the following individual minimum capital requirements by September 30, 2010: Tier I Capital to Adjusted Total Assets of 7.20% and Total Capital to Risk-Weighted Assets of 11.00%. At March 31, 2010, Farmers Bank’s Tier 1 Capital to Adjusted Total Assets was approximately 6.68% and Total Capital to Risk-Weighted Assets was approximately 11.50%. Failure to comply with the individual minimum capital requirements in the time frames provided, or at all, could result in enforcement orders or penalties from our regulators, which could have a material adverse effect on our business, financial condition and results of operations.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact us or the businesses in which we are engaged.

The financial services industry is extensively regulated. We are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds, and not to benefit our shareholders. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact us or our ability to increase the value of our business. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s allowance for loan losses. Additionally, actions by regulatory agencies or significant litigation against us could require us to devote significant time and resources to defending our business and may lead to penalties that materially affect us and our shareholders.

We extend credit to a variety of customers based on internally established standards and judgment. We manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. Our credit standards and on-going process of credit assessment might not protect us from significant credit losses.

We take credit risk by virtue of making loans and leases, extending loan commitments and letters of credit and, to a lesser degree, purchasing non-governmental securities. Our exposure to credit risk is managed through the use of consistent underwriting standards that emphasize “in-market” lending while avoiding highly leveraged transactions as well as excessive industry and other concentrations. Our credit administration function employs risk management techniques to ensure that loans and leases adhere to corporate policy and problem loans and leases are promptly identified. While these procedures are designed to provide us with the information needed to implement policy adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

Future FDIC premiums could be substantially higher and would have an unfavorable effect on earnings.

The FDIC projects higher premiums to be necessary because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits. The FDIC, in an effort to avoid larger increases in the premiums, has already taken action to collect FDIC premiums for the next three years in advance. If any additional assessments or large premium increases occur in the future, they would negatively affect our financial condition and results of operation.

We depend on our subsidiaries for dividends, distributions and other payments.

As a bank holding company, we are a legal entity separate and distinct from our subsidiaries. Our principal source of funds to pay dividends on our common shares is dividends from these subsidiaries. In the event our subsidiaries become unable to pay dividends to us, we may not be able to pay dividends on our common shares. Accordingly, our inability to receive dividends from our subsidiaries could also have a material adverse effect on our business, financial condition and results of operations.

Federal and state statutory provisions and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval. Our banking subsidiaries generally may not, without prior regulatory approval, pay a dividend in an amount greater than their undivided profits. In addition, the prior approval of the OCC is required for the payment of a dividend by Farmers Bank if the total of all dividends declared in a calendar year would exceed the total of its retained net income for the year combined with its retained net income for the two preceding years. The Federal Reserve Board and the OCC have issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. The ability of Farmers Bank to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines and may restrict our ability to declare and pay dividends.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to retain or hire the people we want or need. In order to attract and retain qualified employees, we must compensate our employees at market levels. If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, our performance, including our competitive position, could suffer, and, in turn, adversely affect our business, financial condition and results of operations.

We may be adversely impacted by weakness in the local economies we serve.

Our business activities are geographically concentrated in Northeast Ohio and, in particular, Mahoning, Trumbull and Columbiana County, Ohio, where commercial activity has deteriorated at a greater rate than in other parts of Ohio and in the national economy. This has led to and may lead to further unexpected deterioration in loan quality, and slower asset and deposit growth, which may adversely affect our business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral that we hold cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the loan. We cannot assure you that any such losses would not materially and adversely affect our business, financial condition or results of operations.

Impairment of investment securities, goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

In assessing the impairment of investment securities, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuers, whether the market decline was affected by macroeconomic conditions and whether we have the intent to sell the debt security or will be required to sell the debt security before its anticipated recovery. Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. Assessment of goodwill and such other intangible assets could result in circumstances where the applicable intangible asset is deemed to be impaired for accounting purposes. Under such circumstances, the intangible asset’s impairment would be reflected as a charge to earnings in the period. Deferred tax assets are only recognized to the extent it is more likely than not they will be realized. Should our management determine it is not more likely than not that the deferred tax assets will be realized, a valuation allowance with a change to earnings would be reflected in the period.

A substantial decline in the value of our Federal Home Loan Bank of Cincinnati common stock may adversely affect our financial condition.

We own common stock of the Federal Home Loan Bank of Cincinnati (the “FHLB”), in order to qualify for membership in the Federal Home Loan Bank system, which enables us to borrow funds under the Federal Home Loan Bank advance program. The carrying value of our FHLB common stock was approximately $3.1 million as of December 31, 2009.

Published reports indicate that certain member banks of the Federal Home Loan Bank system may be subject to asset quality risks that could result in materially lower regulatory capital levels. In December 2008, certain member banks of the Federal Home Loan Bank system (other than the FHLB) suspended dividend payments and the repurchase of capital stock until further notice. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLB, could be substantially diminished or reduced to zero. Consequently, given that there is no market for our FHLB common stock, we believe that there is a risk that our investment could be deemed other-than-temporarily impaired at some time in the future. If this occurs, it may adversely affect our results of operations and financial condition. If the FHLB were to cease operations, or if we were required to write-off our investment in the FHLB, our business, financial condition, liquidity, capital and results of operations may be materially adversely affected.

Our business strategy includes significant growth plans. Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a profitable growth strategy both within our existing markets and in new markets. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy. Also, if we grow more slowly than anticipated, our operating results could be materially adversely affected.

Risks Related to an Investment in Our Common Shares

Our common shares represent equity interests in Farmers and rank junior to all of our existing and future indebtedness. Regulatory, statutory and contractual restrictions may limit or prevent us from paying dividends on our common shares and there is no limitation on the amount of indebtedness we may incur in the future.

Our common shares are equity interests in Farmers. As such, our common shares rank junior to all of our indebtedness and to other non-equity claims with respect to assets available to satisfy claims on Farmers, including in a liquidation. Additionally, unlike indebtedness, for which principal and interest customarily are payable on specified due dates, in the case of our common shares: (1) dividends are payable only when, as and if authorized and declared by our board and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our board deems relevant; and (2) as an Ohio corporation, under Ohio law, we are subject to restrictions on payments of dividends out of lawfully available funds. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to our common shares.

We could change or eliminate our historic practice of paying dividends in the future.

Holders of our common shares are entitled to receive dividends only when, as and if declared by our board. Although we have historically paid dividends on our common shares, we are not required to do so, and our board could reduce or eliminate dividends paid on our common shares in the future. Consequently, prospective investors should not expect that future dividends will be paid at current levels or at all. Future modifications, reductions or the elimination of dividends paid on our common shares could adversely affect the market price of our common shares.

The low trading volume in our common shares may adversely affect your ability to resell shares at prices that you find attractive, or at all.

Our common shares are traded on the OTCBB. The average daily trading volume for our common shares is less than larger financial institutions. During the past 12 months, the average daily trading volume for our common shares on the OTCBB was approximately [ • ] shares. Due to its relatively small trading volume, sales of our common shares may place significant downward pressure on the market price of our common shares. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

The price of our common shares may fluctuate significantly and this may make it difficult for you to resell our common shares when you want or at prices you find attractive.

The market value of our common shares will likely continue to fluctuate in response to a number of factors, most of which are beyond our control. The market value of our common shares may also be affected by conditions affecting the financial markets generally, including the recent volatility of the trading markets. These conditions may result in: (1) fluctuations in the market prices of stocks generally and, in turn, our common shares; and (2) sales of substantial amounts of our common shares in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common shares. A significant decline in our stock price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation.

There may be future sales of additional common shares or preferred shares or other dilution of our equity, which may adversely affect the market price of our common shares.

Assuming the approval by our shareholders of the proposed amendments to our Articles of Incorporation, as amended (the “Articles”) described in our proxy statement dated May 12, 2010, which is incorporated herein by reference, we are not restricted from issuing additional common shares or preferred shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or preferred shares or any substantially similar securities. The per share value of our common shares could decline as a result of sales by us of a large number of our common shares or preferred shares or similar securities in the market or the perception that such sales could occur.

Anti-takeover provisions could negatively impact our shareholders.

Provisions of Ohio law, our Articles and our Amended Code of Regulations (the “Regulations” and, collectively with the Articles, our “Corporate Governance Documents”), could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this prospectus are “forward-looking statements” within the meaning of the federal securities laws, including, without limitation, statements regarding our outlook on earnings, asset quality, projected growth, capital position, business opportunities in our markets and economic conditions, and are based upon management’s beliefs as well as assumptions made based on data currently available to management. When we use words like “believe,” “intend,” “plan,” “may,” “continue,” “project,” “would,” “expect,” “estimate,” “could,” “should,” “will” and similar expressions, you should consider them as identifying forward-looking statements. These forward-looking statements are not guarantees of future performance, and a variety of factors could cause our actual results to differ materially from the anticipated or expected results expressed in these forward-looking statements. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on those forward-looking statements. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting us, summarizes several factors that could cause our actual results to differ materially from those anticipated or expected in these forward-looking statements:

•	general economic conditions in market areas where we conduct business, which could materially impact credit quality trends;

•	business conditions in the banking industry;

•	the regulatory environment;

•	fluctuations in interest rates;

•	demand for loans in the market areas where we conduct business;

•	rapidly changing technology and evolving banking industry standards;

•	competitive factors, including increased competition with regional and national financial institutions;

•	new service and product offerings by competitors and price pressures; and

•	other like items.

We undertake no obligation to update publicly forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consult any further disclosures we make on related subjects in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Also note that we provide cautionary discussion of risks, uncertainties and assumptions relevant to our business in our Annual Report on Form 10-K, our Quarterly Report on Form 10-Q and in our Current Reports on Form 8-K incorporated by reference herein. These are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

USE OF PROCEEDS

The net proceeds, after underwriting discounts and commissions and estimated expenses, to us from the sale of the common shares offered will be approximately $      on (or approximately $      million if the underwriter exercises its over-allotment option in full). We intend to use the net proceeds of this offering for general corporate purposes, including a capital contribution to Farmers Bank, which will use such amount for its general corporate purposes, including, but not limited to, improving its regulatory capital position, funding organic loan growth and pursuing long-term strategic opportunities.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of March 31, 2010 and assuming the sale of          common shares at a price of $      per share and that the underwriter’s over-allotment option is not exercised.

The following information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2009, and the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2009, and the unaudited consolidated financial statements for the three months ended March 31, 2010, and the notes thereto, included in our Quarterly Report on Form 10-Q for the period ended March 31, 2010, each of which is incorporated by reference herein.

	As of March 31,
	2010
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands)

Stockholders’ Equity:
Common Stock — Authorized 25,000,000 shares; issued 13,546,248 and , respectively	$95,770	$
Retained earnings	7,579
Accumulated other comprehensive income (loss), net of tax	4,411
Treasury stock, at cost; 2,053,111 shares	(25,503)

Total Stockholders’ Equity	$82,257	$

Capital Ratios for Farmers National Banc Corp.(1)
Tier 1 Capital to average assets ratio	7.04%		%
Tier 1 to risk-weighted assets ratio	10.89%		%
Total capital to risk-weighted assets	12.15%		%

(1)	The as adjusted capital ratios assume the initial deployment of the net proceeds of the offering in short term investments carrying a 20% risk-weighting under applicable regulations.

MARKET FOR COMMON SHARES AND OUR DIVIDEND POLICY

Our common shares are traded on the OTCBB. The average daily trading volume for our common shares is less than larger financial institutions. On [ • ], 2010, we applied to have our common shares listed on the Nasdaq. During the past 12 months, the average daily trading volume for our common shares on the OTCBB was approximately [ • ] shares. No assurance can be given that a very active trading market will develop in the foreseeable future or can be maintained. As of [ • ], 2010, we had [ • ] common shares outstanding, held by approximately [ • ] holders of record.

The following table sets forth the high and low closing sales prices per common share reported for the periods presented, and the cash dividends paid per common share, for the periods shown.

Quarter Ended	High		Low		Cash Dividend

June 30, 2010 (through [ • ], 2010)	$	[ • ]	$	[ • ]	$	[ • ]
March 31, 2010		$4.80		$4.10		$0.03
December 31, 2009		$5.35		$4.01		$0.06
September 30, 2009		$6.00		$4.71		$0.06
June 30, 2009		$6.80		$4.75		$0.12
March 31, 2009		$6.05		$3.65		$0.12
December 31, 2008		$7.24		$3.55		$0.12
September 30, 2008		$7.55		$5.50		$0.12
June 30, 2008		$8.45		$7.05		$0.12

The amount and type (cash or stock), if any, of future dividends will be determined by our board and will depend on our earnings, financial conditions and other factors considered by our board to be relevant. There can be no assurance as to when, or if, our board will increase dividends above this level.

Additionally, the payment of cash dividends on our common shares will depend largely upon the ability of Farmers Bank to declare and pay dividends to us. Farmers Bank’s ability to pay dividends will depend primarily upon its earnings, financial condition, and need for funds, as well as applicable governmental policies. Even if we have earnings in an amount sufficient to pay dividends, Farmers Bank’s board of directors may determine to retain earnings for the purpose of funding growth. Farmers Bank generally pays a dividend to us to provide funds for: (1) dividends the we pay our shareholders; treasury share repurchases; and other expenses.

There are various legal limitations with respect to Farmers Bank’s ability to pay dividends to us and our ability to pay dividends to shareholders. Under the Ohio General Corporation Law, we may pay dividends out of surplus, however created, but must notify our shareholders if a dividend is paid out of capital surplus. Our ability to pay dividends to our shareholders is largely dependent on the amount of dividends which may be declared and paid to us by our subsidiaries. Under Federal banking law, the prior approval of the Federal Reserve Board and the OCC may be required in certain circumstances prior to the payment of dividends by us or Farmers Bank. The OCC has the authority to prohibit a national bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.

The Federal Reserve Board has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. The Federal Reserve Board’s guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) on our financial condition. The guidelines also require that we review our net income.

Any future determination to pay dividends will be at the discretion of our board, subject to applicable limitations under Ohio law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock assumes approval by our shareholders of the proposed amendments to our Articles described in the proxy statement dated May 12, 2010, which is incorporated herein by reference.

Upon completion of this offering, our authorized capital stock will consist of 24,000,000 common shares and 1,000,000 preferred shares. Immediately prior to this offering, there were [ • ] of our common shares outstanding and no preferred shares outstanding. At that time, there were approximately [ • ] holders of record of our common shares. In addition, immediately prior to this offering, there were options to purchase [ • ] common shares. Assuming the sale of          common shares in this offering, we will have a total of          common shares and no preferred shares outstanding immediately following this offering.

Common Shares

Each outstanding common share is entitled to one vote on all matters submitted to a vote of shareholders. Shareholders do not have the right to vote cumulatively in the election of directors. Subject to any superior rights of any holders of preferred shares, each outstanding common share will be entitled to such dividends as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common shares will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common shares have no preemptive rights and no right to convert or exchange their common shares into any other securities. No preemptive rights, redemption or sinking fund provisions apply to our common shares. All outstanding common shares are, and all common shares to be outstanding upon completion of this offering will be, fully paid and non-assessable. In addition to the          common shares that will be outstanding upon the closing of this offering, as of [ • ], 2010, employee stock options to purchase up to [ • ] common shares were exercisable.

Preferred Shares

Our board is authorized, without shareholder approval, to issue up to 1,000,000 preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. Our board can, without shareholder approval, issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares. Any preferred shares issued would also rank senior to our common shares as to rights upon liquidation, winding-up or dissolution. The issuance of convertible preferred shares could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plan to issue any preferred shares.

Authorized but Unissued Capital Stock

The authorized but unissued common shares and preferred shares may be issued without further shareholder approval. These shares may be used for a variety of corporate purposes, including future private or public offerings, to raise additional capital or facilitate acquisitions. The existence of authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy context or otherwise.

Anti-takeover Effects of our Charter Documents and Ohio Law

There are provisions in our Corporate Governance Documents, and in the Ohio General Corporation Law (the “OGCL”) that could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares. In addition to our preferred shares described above:

Classified Board of Directors.  Our Articles provide for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected by the shareholders each year. This classification system makes it more difficult to replace a majority of the directors and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our board.

Business Combinations.  Subject to certain exceptions, our Articles prohibit us from consummating a “Business Combination” except with the approval by the affirmative vote of the holders of shares entitling them to exercise at least 80% of the voting power. In the case of any Business Combination that has been approved by a vote of at least two-thirds of our disinterested directors, and which those directors have determined to be fair and equitable to all shareholders, may be consummated with the approval by the affirmative vote of the holders of shares entitling them to exercise at least two-thirds of the voting power. Our Articles define a “Business Combination” to mean any:

•	merger or consolidation of Farmers;

•	sale, lease exchange, transfer or other disposition of all or substantially all of our assets;

•	adoption of any plan of liquidation and dissolution of Farmers; or

•	reclassification of securities, recapitalization or reorganization which would increase, directly or indirectly, the proportionate equity interest or control by an acquiring entity (excluding any such transaction with an entity controlled by us).

Acquisitions of More Than 10% of Our Voting Power.  Subject to certain exceptions, our Articles provide that in no event may any person seek to acquire directly or indirectly, common shares which would entitle such acquiring entity, immediately after such acquisition, either directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power of Farmers (a “control share acquisition”) unless

•	prior approval at a special meeting of shareholders is given by an affirmative vote of the holders of shares entitling them to exercise at least 80% of the voting power and by the affirmative vote of the holders of shares entitling them to exercise at least 80% of that portion of such voting power excluding:

•	shares which are already owned by the acquiring entity;

•	shares which the acquiring entity has the right to vote, acquire, or control; and

•	shares owned by our employees who are also our directors or

•	the board, by a vote of at least two-thirds of the entire board, determines that the proposed control share acquisition will be made to all of our shareholders at the same time on a uniform and fair basis, for all of the outstanding shares other than those shares which are already owned by the acquiring entity), and prior approval a special meeting of shareholders to is given by an affirmative vote of the holders of shares entitling them to exercise at least a two-thirds majority of the voting power and by the affirmative vote of the holders of shares entitling them to exercise at least a two-thirds majority of such voting power excluding:

•	shares which are already owned by the acquiring entity;

•	shares which the acquiring entity has the right to vote, acquire, or control; and

•	shares owned by our employees who are also our directors.

The board must call a special meeting of shareholders for voting on the proposed control share acquisition to be held within 50 days after the receipt by us of a statement from the acquiring entity providing certain information as set forth in the Articles, including that the acquiring entity has received all necessary regulatory approvals and consents to make such control share acquisition and that the proposed control share acquisition, if consummated, will not be contrary to law. The board has no obligation to call such a meeting if it determines in good faith by a vote of at least two-thirds of the entire board that the proposed control share acquisition is contrary to law or cannot be consummated for financial reasons. Any control share acquisition which is authorized as set out above must be consummated in accordance with the terms set forth in the acquiring entity’s statement to us within 180 days following such shareholder approval.

Any shares acquired in a control share acquisition not authorized as provided above will be excluded from voting in any subsequent meeting of the shareholders. Additionally, the Secretary will direct the transfer agent to refuse to transfer shares on our books which represent shares acquired in a control share acquisition not authorized as provided above.

Ohio Merger Moratorium Statute.  We are an “issuing public corporation” as defined under Ohio law. Chapter 1704 of the OGCL governs transactions between an issuing public corporation and

•	an “interested shareholder,” which, generally, means someone who becomes a beneficial owner of 10% or more of the shares of the corporation without the prior approval of the board of directors of the corporation; and

•	persons affiliated or associated with an interested shareholder.

For at least three years after an interested shareholder becomes such, the following transactions are prohibited if they involve both the issuing public corporation and either an interested shareholder or anyone affiliated or associated with an interested shareholder:

•	the disposition or acquisition of any interest in assets;

•	mergers, consolidations, combinations and majority share acquisitions;

•	voluntary dissolutions or liquidations; and the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

Subsequent to the three-year period, these transactions may take place provided that either of the following conditions are satisfied:

•	the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation, or a different proportion set forth in the articles of incorporation, including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

•	the business combination results in shareholders, other than the interested shareholder, receiving a fair price, as determined by Section 1704.03(A)(4), for their shares.

If, prior to the acquisition of shares by which a person becomes an interested shareholder, the board of directors of the corporation approves the transaction by which the person would become an interested shareholder, then Chapter 1704’s prohibition does not apply. The prohibition imposed by Chapter 1704 continues indefinitely after the initial three-year period unless the subject transaction is approved by the requisite vote of the shareholders or satisfies statutory conditions relating to the fairness of consideration received by shareholders, other than the interested shareholder.

Chapter 1704 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. We have not opted out of the application of this statute.

Ohio Control Share Statute.  We are subject to Section 1701.831 of the Ohio Revised Code, which requires the prior authorization of the shareholders of an issuing public corporation in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of one-fifth or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power.

A person proposing to make an acquisition of our shares subject to the statute must deliver to the corporation a statement disclosing, among other things:

•	the number of shares owned, directly or indirectly, by the person;

•	the range of voting power that may result from the proposed acquisition;

•	and the identity of the acquiring person.

Within 10 days after receiving this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitle to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs.

Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. We have not opted out of the application of this statute.

Listing

Our common shares are quoted the OTCBB under the symbol “FMNB.OB.” On [ • ], 2010, we applied to list our shares on the Nasdaq under the symbol “[ • ].”

Transfer Agent and Registrar

We act as the transfer agent and registrar for our common shares.

UNDERWRITING

We are offering our common shares described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as sole underwriter. We will enter into an underwriting agreement with Sandler O’Neill & Partners, L.P. with respect to the common shares being offered. Subject to the terms and conditions contained in the underwriting agreement, Sandler O’Neill & Partners, L.P. has agreed to purchase all of the common shares being offered by this prospectus:

Amount of
Underwriter	Common Shares

Sandler O’Neill & Partners, L.P.
Total

The underwriting agreement provides that the underwriter’s obligation to purchase our common shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriter is committed to purchase and pay for all of our common shares offered by this prospectus, if any such shares are purchased. However, the underwriter is not obligated to take or pay for the common shares covered by the underwriter’s over-allotment option described below, unless and until that option is exercised.

Over-Allotment Option.

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of          additional common shares at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these common shares to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common shares offered by this prospectus.

Commissions and Expenses.

The underwriter proposes to offer our common shares directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $      per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $      per share on sales to other brokers and dealers. After the public offering of our common shares, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional common shares.

		Total Without	Total With
	Per Share	Over-Allotment	Over-Allotment

Price to public	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses to Farmers National Banc Corp.	$	$	$

In addition to the underwriting discount, we will reimburse the underwriter for its reasonable out-of-pocket expenses, incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses. We estimate that the total expenses of this offering, exclusive of the underwriting discounts and commissions, will be approximately $     , and are payable by us.

Indemnity.

We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement.

We, and each of our directors and executive officers, have agreed for a period of [ • ] days after the date of this prospectus, subject to certain exceptions, to not sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any of our common shares or warrants or other rights to purchase common shares or any other of our securities that are substantially similar to our common shares without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise. The [ • ]-day restricted period described above will be automatically extended if (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the [ • ]-day restricted period and ends on the last day of the [ • ]-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the [ • ]-day restricted period, we announce that we will release earnings results or become aware that material news or a material event would occur during the 16-day period beginning on the last day of the [ • ]-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Stabilization.

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

•	Stabilizing transactions permit bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

•	Over-allotment transactions involve sales of common shares in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common shares over allotted by the underwriter is not greater than the number of shares that it may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriter may close out any short position by exercising its option to purchase additional shares and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the option to purchase additional shares. If the underwriter sells more shares than could be covered by exercise of the option to purchase additional shares and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise and if commenced, may be discontinued by the underwriter at any time.

Relationship with the Underwriter.

Sandler O’Neill & Partners, L.P., including some of their affiliates, have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of its businesses, and may have received, and may continue to receive, compensation for those services.

Our common shares are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

EXPERTS

Our consolidated balance sheets as of December 31, 2009 and December 31, 2008 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009 appearing in our Annual Report on Form 10-K for the year ended December 31, 2009 have been incorporated by reference herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the securities to be offered by this prospectus will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Akron, Ohio. Certain legal matters relating to the sale of the securities to be offered by this prospectus will be passed upon for the underwriter by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, we make available, without charge, through our website, www.farmersbankgroup.com, electronic copies of our filings with the SEC, including copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	Our Current Reports on Form 8-K filed on April 16, 2010, April 28, 2010 and May 27, 2010;

•	The definitive proxy statement for our 2010 Annual Meeting of Shareholders;

•	The definitive proxy statement for our Special Meeting of Shareholders to be held on June 17, 2010;

•	The description of our common shares contained in our Registration Statement on Form 8, or contained in any subsequent amendment or report filed for the purpose of updating such description; and

•	All other reports filed with the SEC under Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act since December 31, 2009 and before the date of this Registration Statement.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Farmers National Banc Corp.
20 South Broad Street
Canfield, Ohio 44406
(330) 533-3341

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee.

Amount to be Paid

SEC Registration Fee		$1,070
FINRA Filing Fee	$	[ • ]
Printing and engraving expenses	$	[ • ]
Legal fees and expenses	$	[ • ]
Accounting fees and expenses	$	[ • ]
Miscellaneous	$	[ • ]

TOTAL	$	[ • ]

Item 14.	Indemnification of Directors and Officers.

(a)	Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from, or maintained with, a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),(6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5),(6) or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

(b)	Articles of Incorporation, as amended, of Farmers National Banc Corp.

Article X of the Articles of Incorporation, as amended, governs the indemnification of our officers and directors. Article X.B provides:

The corporation shall have power to, and may (in addition to such other power conferred by law) indemnify any shareholder, officer, or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative, or investigative, by reason of the fact that he is or was a director of this corporation, or any corporation (hereinafter referred to as “subsidiary corporation”) of which more than 50 per cent of the issued and outstanding shares of common shares was or is owned by the corporation at the time such person was or is serving as such director of the “subsidiary corporation,” against expenses (including those reasonably incurred by him) in connection with such action, suit, and proceeding if the principal issue of such action, suit, or proceeding involved or involves a contract or transaction by and between the corporation and such “subsidiary corporation” and if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the “subsidiary corporation.” Any indemnification as above provided (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the standard of conduct set forth above has been met. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (b) if such a quorum is not obtainable, or even if obtainable, if a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (c) by a majority of a quorum of the shareholders of the corporation consisting of shareholders who were not parties to such action, suit or proceeding.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules

1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 4.1 to Farmers National Banc Corp.’s Registration Statement on Form S-3 filed with the SEC on October 3, 2001 (File No. 333-70806).
3.2	Amended Code of Regulations of Farmers National Banc Corp. (incorporate by reference from Exhibit 3(ii) to Farmers National Banc Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 16, 2010).
5.1	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the securities being registered.*
10.1	Executive Incentive Plan, dated August 11, 2009 (incorporated by reference from Exhibit 10.2 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on August 17, 2009).
10.2	Letter Agreement, dated July 22, 2008, between Farmers National Bank of Canfield and John S. Gulas (incorporated by reference from Exhibit 10.3 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on July 22, 2008).
10.3	Letter Agreement, dated December 23, 2008, between Farmers National Bank of Canfield and Kevin J. Helmick (incorporated by reference from Exhibit 10.4 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
10.4	Letter Agreement, dated December 23, 2008, between Farmers National Bank of Canfield and Mark L. Graham (incorporated by reference from Exhibit 10.5 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
10.5	Letter Agreement, dated December 23, 2008, between Farmers National Bank of Canfield and Frank L. Paden (incorporated by reference from Exhibit 10.6 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
10.6	Letter Agreement, dated December 23, 2008, between Farmers National Bank of Canfield and Carl D. Culp (incorporated by reference from Exhibit 10.7 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
10.7	Farmers National Banc Corp. 1999 Stock Option Plan (incorporated by reference from Exhibit 1 to Farmers National Banc Corp’s definitive proxy statement, filed with the SEC on February 24, 1999).
21	Subsidiaries of Farmers National Banc Corp. (filed herewith).
23.1	Consent of Crowe Horwath LLP, independent registered public accounting firm (filed herewith).
23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included as part of its opinion filed as Exhibit 5.1)*
24	Power of Attorney (filed herewith).

*	To be filed by an amendment to this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canfield, State of Ohio, on the 25th day of May, 2010.

FARMERS NATIONAL BANC CORP.

By:	/s/ Frank L. Paden
Frank L. Paden, President and Secretary of
Farmers National Banc Corp.
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Frank L. Paden Frank L. Paden	President, Secretary and Director (Principal Executive Officer)	May 28, 2010

/s/ Carl D. Culp Carl D. Culp	Executive Vice President and Treasurer (Principal Financial Officer and Principal Accounting Officer)	May 28, 2010

/s/ Benjamin R. Brown* Benjamin R. Brown	Director	May 28, 2010

/s/ Anne Fredrick Crawford* Anne Fredrick Crawford	Director	May 28, 2010

/s/ James R. Fisher* James R. Fisher	Director	May 28, 2010

/s/ Joseph D. Lane* Joseph D. Lane	Director	May 28, 2010

/s/ Ralph D. Macali* Ralph D. Macali	Director	May 28, 2010

/s/ Earl R. Scott* Earl R. Scott	Director	May 28, 2010

/s/ Ronald V. Wertz* Ronald V. Wertz	Director	May 28, 2010

* By:	Frank L. Paden
Attorney-in-Fact

*	Powers of attorney authorizing Frank L. Paden to sign this registration statement on Form S-1 on behalf of the directors of Farmers National Banc Corp. are being file with the Securities and Exchange Commission herewith.

INDEX TO EXHIBITS

1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of Farmers National Banc Corp., as amended (incorporated by reference from Exhibit 4.1 to Farmers National Banc Corp.’s Registration Statement on Form S-3 filed with the SEC on October 3, 2001 (File No. 333-70806).
3.2	Amended Code of Regulations of Farmers National Banc Corp. (incorporate by reference from Exhibit 3(ii) to Farmers National Banc Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 16, 2010).
5.1	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the securities being registered.*
10.1	Executive Incentive Plan, dated August 11, 2009 (incorporated by reference from Exhibit 10.2 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on August 17, 2009).
10.2	Letter Agreement, dated July 22, 2008, between Farmers National Bank of Canfield and John S. Gulas (incorporated by reference from Exhibit 10.3 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on July 22, 2008).
10.3	Letter Agreement, dated December 23, 2008, between Farmers National Bank of Canfield and Kevin J. Helmick (incorporated by reference from Exhibit 10.4 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
10.4	Letter Agreement, dated December 23, 2008, between Farmers National Bank of Canfield and Mark L. Graham (incorporated by reference from Exhibit 10.5 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
10.5	Letter Agreement, dated December 23, 2008, between Farmers National Bank of Canfield and Frank L. Paden (incorporated by reference from Exhibit 10.6 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
10.6	Letter Agreement, dated December 23, 2008, between Farmers National Bank of Canfield and Carl D. Culp (incorporated by reference from Exhibit 10.7 to Farmers National Banc Corp.’s Current Report on Form 8-K filed with the SEC on December 23, 2008).
10.7	Farmers National Banc Corp. 1999 Stock Option Plan (incorporated by reference from Exhibit 1 to Farmers National Banc Corp’s definitive proxy statement, filed with the SEC on February 24, 1999).
21	Subsidiaries of Farmers National Banc Corp. (filed herewith).
23.1	Consent of Crowe Horwath LLP, independent registered public accounting firm (filed herewith).
23.2	Consent of Vorys, Sater, Seymour and Pease LLP (included as part of its opinion filed as Exhibit 5.1)*
24	Power of Attorney (filed herewith).

*	To be filed by an amendment to this registration statement.